

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

Via E-mail
Eugene Estep
Chief Financial Officer
EC Development, Inc. (f/k/a eNucleus, Inc.)
23 E. 9th Street, Suite 229
Shawnee, Oklahoma, 74801

> **Re: EC Development, Inc. (f/k/a eNucleus, Inc.)**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed April 6, 2012**
> **Form 10-Q for the Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 000-14039**

Dear Mr. Estep:

We have reviewed your letter dated February 21, 2013 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 10, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

1.   In your response to prior comment 4 you state that your contracts are firm commitments "subject to timing and factors beyond the control of the parties and therefore the amounts do not represent recognizable income in the current periods." Please explain what you mean by "current periods" and ensure that any such reference is clear in your revised disclosures.

2.   Your response to our prior comment 5 does not sufficiently address the significant difference between the 2012 backlog as disclosed on page 38 of the April 3, 2012 Form 10-12G/A and the revenues recognized during the nine months ended September 30, 2012. Please supplementally provide us with a discussion of the individual factors that impacted the timing differences for each contract disclosed in your Form 10-12G/A backlog discussion. In addition, ensure that your response adequately addresses why you believe that the disclosures in your Form 10-12G/A provide a fair representation of their potential future revenues in light of the timing factors discussed in your response.

3.   Supplementally provide us with the proposed backlog discussion that you intend to include in your December 31, 2012 Form 10-K, pursuant to Item 101(c)(1)(viii) of Regulation S-K, so that we may further evaluate your response. Please ensure that you include a discussion of the material factors that can impact the timing of revenue recognition for your contracts.   In this regard, your response to prior comment 5 refers to delays due to the company's cash flow problems. To the extent that the delays are also due to setbacks experienced by your casino customers, we would expect a discussion of such matters in your revised disclosures.

Notes to Consolidated Financial Statements

Note 5. Intangible Assets – Software – page F-10

4.   We note your responses to both prior comments 6 and 7. Based on our understanding that the owners of Techrescue LLC and EC Development LLC (i.e., Coombs and Estep) were the same on the date of transfer, the transfer of the technology between these two companies is a transaction between entities under common control. Accordingly, pursuant to the guidance in ASC 805-50-30-5, EC Development should have recorded this asset based on the carrying amount on Techrescue's books at the date of transfer. In this regard, your response indicates that the technology was in development for several years without segregating development costs and therefore, it appears to us that the carrying amount of this asset on Techrescue's books was nominal at the date of transfer. As such, please restate your financial statements reduce the asset to Techrescue's carrying value on the date of transfer and also adjust the subsequent amortization accordingly.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Note 1. Organization and Operations

Distributions due to LLC Members, page F-6

5.   Based on the information provided in your response to prior comments 10 and 11, we believe that the shares issued by your two officers, Eugene Estep and Rick Coombs, in settlement of distributions due to LLC members, should be accounted for as capital

contributions pursuant to the guidance in ASC 470-50-40-2. In this regard, the obligations due to the LLC members became obligations of the company when you acquired the membership interests in 2010. As such, please restate your financial statement to account for the donation of Messrs. Estep and Coombs 300,000 shares in settlement of the amounts due to SueMac as a capital contribution rather than a gain on settlement pursuant to ASC 470-50-40-2. We refer you also to SAB Topic 5.T.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, Barbara C. Jacobs, Assistant Director, at (202) 551-3735.   If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
       Steven Talbot, Esq.